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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*

                           Powell Industries, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                   739128
                               --------------
                               (CUSIP Number)


                                     N/A
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 739128                  SCHEDULE 13G                       Page 2 0f 6
                                   COVER PAGE

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    1  NAME OF REPORTING PERSONS.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          Klein Bank, as trustee for the Powell Industries, Inc. Employee Stock Ownership Trust and the
          Powell Industries, Inc. Frozen Employee Stock Ownership Trust ("Trusts").
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                        (a)  [ ]

                                                                                                  (b)  [ ]
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    3  SEC USE ONLY

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    4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Klein Bank is a banking association organized under the laws of the state of Texas.  The Trusts are organized under the laws of the State of Texas.
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       NUMBER OF          5     SOLE VOTIING POWER  . . . . . . . . . . . . . . . . . . . . . . .        0
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY         6     SHARED VOTING POWER . . . . . . . . . . . . . . . . . . . . . . .  750,056
     OWNED BY EACH      --------------------------------------------------------------------------------------
    REPORTING PERSON      7     SOLE DISPOSITIVE POWER  . . . . . . . . . . . . . . . . . . . . .        0
          WITH:         --------------------------------------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER  . . . . . . . . . . . . . . . . . . . .  750,056
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    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  . . . . . . . . . . . . . .   750,056
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   10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) . . . . . . . . . . . . . . . . . . . . .   7.04%
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   12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) . . . . . . . . . . . . . . . . . . . . . . . .  BK, EP
--------------------------------------------------------------------------------------------------------------

         The filing of this Statement on Schedule 13G is made by Klein Bank as trustee ("Trustee") of the Powell Industries, Inc. Employee Stock Ownership
Trust and the Powell Industries, Inc. Frozen Employee Stock Ownership Trust
(the "Plans" or "Trusts") voluntarily and does not constitute, and should not be construed as, an admission that either the Trusts or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trusts and the Trustee. In this connection, the Trusts and the Trustee disclaim beneficial ownership of the securities covered by this Statement.
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CUSIP NO.  739128                    SCHEDULE 13G                    PAGE 3 OF 6


ITEM 1(a).       NAME OF ISSUER

                 Powell Industries, Inc.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                 8550 Mosley Drive
                 Houston, Texas 77075

ITEM 2(a).       NAME OF PERSON FILING

                 See Item 1 of Cover Page.

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE

                 13845 Breck
                 Houston, Texas 77066

ITEM 2(c).       CITIZENSHIP OR PLACE OF ORGANIZATION

                 See Item 4 of Cover Page.

ITEM 2(d).       TITLE OF CLASS OF SECURITIES

                 Common Stock

ITEM 2(e).       CUSIP NUMBER

                 739128

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]     Broker or dealer registered under section 15 of the
                          Act.
         (b)      [x]     Bank as defined in section 3(a)(6) of the Act.
         (c)      [ ]     Insurance company as defined in section 3(a)(19) of
                          the Act.
         (d)      [ ]     Investment company registered under section 8 of the
                          Investment Company Act of 1940.
         (e)      [ ]     An investment adviser in accordance with
                          Section 240.13d-1(b)(1)(ii)(E);
         (f)      [x]     An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F);
         (g)      [ ]     A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G);
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CUSIP NO.  739128                    SCHEDULE 13G                    PAGE 4 OF 6


         (h)      [ ]     A savings associations as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;
         (i)      [ ]     A church plan that is excluded from the definition of
                          an investment company under section 3(c)(14) of the
                          Investment Company Act of 1940;
         (j)      [ ]     Group, in accordance with
                          Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:  750,056

         (b)      Percent of class:  7.04%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote  . . . . . 0

                  (ii)  Shared power to vote or to direct the vote. . 750,056(1)

                  (iii) Sole power to dispose or to direct the
                          disposition of. . . . . . . . . . . . . . . . . . 0

                  (iv)  Shared power to dispose or to direct the
                          disposition of. . . . . . . . . . . . . . . 750,056(1)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.





_______________________

        (1)Of such shares, 717,612 are held in the Powell Industries, Inc. Employee Stock Ownership Trust and 32,444 shares are held in the Powell Industries, Inc. Frozen Employee Stock Ownership Trust. Each participant in either of the Trusts or, if applicable, his beneficiary is entitled to direct to the Trustee as to the exercise of any voting or tendering rights attributable to shares of Common Stock then allocated to his ESOP Account. All allocated Common Stock as to which such instructions have been received (which may include an instruction to abstain) will be voted in accordance with such instructions. However, the Trustee will vote or tender any unallocated Common Stock in the Trusts, or any allocated Common Stock as to which no voting or tendering instructions have been received, in such manner as directed by the Administrative Committees of the respective Plans. As of the date hereof, 262,243 shares of Common Stock are allocated to the accounts of participants in the Powell Industries, Inc. Employee Stock Ownership Trust, and all shares of Common Stock held by the Powell Industries, Inc. Frozen Employee Stock Ownership Trust are allocated to accounts of participants.

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CUSIP NO.  739128                    SCHEDULE 13G                    PAGE 5 OF 6


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         In accordance with the terms of the Plans, participants of the Plans are entitled to receive certain distributions of assets held by the Trusts. Such distributions may include dividends on or proceeds from the sale of shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NO.  739128                SCHEDULE 13G                        PAGE 6 OF 6


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  January 31, 1999.

                                  KLEIN BANK, a Texas banking
                                  association, as Trustee of the
                                  Powell Industries, Inc. Employee Stock
                                  Ownership Trust and the Powell
                                  Industries, Inc. Frozen Employee Stock
                                  Ownership Trust




                                  By:  /s/ Dennis W. Nelson
                                       -----------------------------------------
                                  Name:    Dennis W. Nelson
                                        ----------------------------------------
                                  Title:   Sr. Vice President/Sr. Trust Officer
                                        ----------------------------------------